March 22, 2006


Via facsimile (310) 919-3970 and U.S. Mail
Alfred G. Scheid
Chairman of the Board of Directors
Scheid Vineyards Inc.
305 Hilltown Road
Salinas, California
93908

Re:	Scheid Vineyards Inc.
		Amendment No. 1 to Schedule 13E-3
      Filed March 10, 2006
File No. 005-51407
      Amendment No. 1 to Preliminary Information Statement on
      Schedule 14C
      Filed March 10, 2006
      File No. 005-51407

Dear Mr. Scheid:

      We have reviewed your amended filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 13E-3

General

Preliminary Information Statement

General

Summary of Terms of Reverse Stock-Split, page 1

1. You continue to disclose here and throughout your preliminary information statement that the "Special Committee and the Board has determined that the Reverse Stock Split is fair to and in the best interest of all of our stockholders, including those owning shares being cashed out pursuant to the Reverse Stock Split and those that will retain an equity interest in [y]our Company subsequent to the consummation of the Reverse Stock Split." According to Item 1014(a),
this fairness determination should contemplate whether the transaction is fair or unfair to unaffiliated security holders, rather than to "all stockholders." Please revise accordingly. Also, as we previously noted in prior comment 9, your fairness determination should be revised to clarify that the Special Committee and Board conducted a separate analysis as to the fairness of this transaction to the unaffiliated security holders that will be cashed out and those that will remain, as required by Rule 13E-3. In this regard, you currently disclose that the transaction is fair to your security holders, including those that will be cashed out pursuant to the Reverse Stock Split and those that will retain an equity interest in your Company subsequent to the consummation of the Reverse Stock
Split. Please revise your disclosure in this section and throughout your preliminary information statement. Your revisions should address your disclosure of substantive and procedural fairness addressed later in your preliminary information statement.

2. Further supplement the revisions made in response to prior comment
11 by referencing the disadvantages associated with termination of registration. In this regard, we refer you to disclosure you have added on page 16 that references the fact that the company, following termination of registration, would no longer be subject to the provisions of the Sarbanes-Oxley Act or the liability provisions of the Exchange Act and that its officers and directors would no longer be required to certify the accuracy of the company`s financial statements.

Special Factors, page 9

Reasons For and Purpose of Reverse Stock Split, page 9
3. We note your response to prior comment 15. As done in the response letter, revise the disclosure in the information statement to specifically state that the board`s decision was not predicated on any financial difficulties at the company, including any decreases in revenues or net income attributable to your status as a public company and compliance with Sarbanes-Oxley Act.

Background of Reverse Stock Split, page 12

4. We partially reissue prior comment 18. Please revise to separately address the considerations by affiliates engaged in the transaction, such as Mr. Scheid, with regard to the recommendations of the Special Committee and such affiliate`s subsequent approval or ratification of the decisions made concerning the transaction.

5. We note that a going private transaction as a possible strategic alternative was first discussed during meetings held by management in mid-December 2003. We also note that no definitive steps were taken in 2004 and the board met on June 8, 2005 to learn more about going private transactions and discuss other alternatives. Please expand your disclosure to further explain any deliberations by the board that occurred between mid-December 2003 and June 2005. To the extent that there were no other deliberations, please explain. For example, explain why the board considered a going private transaction in mid-
December 2003 but did not learn more about going private transactions and other alternatives until June 8, 2005.

6. As we requested in prior comment 18, please discuss how the board determined the per share price of $9.25. In this regard, how did the board determine the premium over the current market value, historical market value, net book value and purchase prices paid in recent repurchases of your Common Stock? Also, revise to identify your referenced legal counsel other than Loeb & Loeb.


Effects of the Reverse Stock Split, page 15

Recommendation of the Special Committee and the Board; Fairness of the Reverse Stock Split, page 17

Financial Analysis and Summary of Factors Reviewed to Determine
$9.25
Per Share Fractional Share Purchase Price, page 17

7. We note the statements regarding the "equal" treatment of affiliated and unaffiliated stockholders that was the basis of the determination to not obtain information regarding the liquidation value and going concern value of the company and to not obtain a fairness opinion. Although from a substantive and procedural standpoint, the board may believe the treatment is fair between these groups, from a practical standpoint, it does not appear that affiliated and unaffiliated shareholders would be treated equally since a larger majority of unaffiliated versus affiliated shareholders will be cashed out and left without any equity interest in the company following the reverse stock-split. Please revise to clarify your statements that affiliated and unaffiliated shareholders would be treated equally.

8. You disclose on the one hand that your "decision to not secure a third-party fairness report could result in unfairness to unaffiliated stockholders." In the subsequent sentence, you state that unaffiliated stockholders will have their "shares bought out at a price that has been determined to be fair by [y]our Special Committee." Revise to clarify that the reason why the transaction could result in unfairness is because the Special Committee`s determination was not subject to any third party evaluation regarding fairness as would have been the case, had a third party fairness opinion been obtained.

Financial Analysis Performed by Management, page 18

9. Please revise to disclose the net book value.

Procedural Fairness to All Stockholders, page 20

10. Revise the fairness discussions to ensure that you separately addresses Item 1014(d) and (e) of Regulation M-A. If you did not apply these procedural safeguards, please explain why you reached your determination as to procedural fairness in their absence.


Closing Comments

   As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

   We urge all filing persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

   In connection with responding to our comments, please provide, in writing, a statement from each filing person acknowledging that:

* the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.


   Please contact Mellissa Campbell Duru at (202) 551-3757 or in her absence, the undersigned, at (202) 551-3456 if you have any questions.

							Sincerely,


							Jeffrey B. Werbitt
							Attorney-Advisor
							Office of Mergers &
Acquisitions

cc:	Gerald M. Chizever, Esquire
	Loeb & Loeb LLP
	10100 Santa Monica Blvd.
	Suite 2200
	Los Angeles, California 90067-4164
Alfred G. Scheid
Scheid Vineyards Inc.
March 22, 2006
page 5



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

   DIVISION OF
CORPORATION FINANCE
MAIL STOP 04-05